Filed pursuant to Rule 433 Registration Statement No. 333-180300-03 April 16, 2014

Credit Suisse Commodity Benchmark ETN

The Credit Suisse Commodity Benchmark Exchange Traded Notes (the “ETNs”) are senior, unsecured debt securities issued by Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch, that are linked to the Credit Suisse Commodity Benchmark Total Return Index (the “Index”). The Index is designed to provide monthly rebalanced, long-only diversified exposure to commodities through notional investments in rolling futures contracts on physical commodities. The ETNs are listed on NYSE Arca under the ticker symbol “CSCB”.1 The ETNs should be purchased only by knowledgeable investors who understand the potential consequences of investing in them.

ETN Details
ETN ticker	CSCB
Indicative value ticker	CSCB.IV
Bloomberg Index ticker	CSIXTR
CUSIP/ISIN	22542D472 / US22542D4723
Primary Exchange	NYSE Arca[1]
ETN investor fee factor	0.65%*
ETN inception date	June 11, 2013
Underlying index	Credit Suisse Commodity Benchmark Total Return Index
*Because of daily compounding, the actual investor fee realized may exceed 0.65% per annum
Index Returns (as of 3/31/2014)
1 month	0.81%
3 month	4.62%
1 year	2.06%
Since inception annualized*	5.55%
*Index inception date was July 1, 2009.
Index Statistics (3/28/2013 to 3/31/2014)
Correlation to S&P 500 TR Index	0.33
Correlation to Barclays
US Aggregate TR Index	0.04
Correlation to DJ-UBS
Commodity TR Index	0.85
Correlation to S&P GSCI TR Index	0.97
Annualized Volatility	10.61%
1-Year Sharpe ratio*	0.19
*Sharpe ratio calculated using the Federal Funds Effective Rate as of March 31, 2014.

1Credit Suisse has no obligation to maintain any listing on NYSE Arca or any other exchange and we may delist the ETNs at any time.

Index Overview

The Index is designed to provide monthly rebalanced, long-only diversified exposure to commodities through notional investments in rolling futures contracts on physical commodities. The commodities included in the Index are determined annually based on worldwide production and global exchange market liquidity. The Index seeks to incorporate as many physical commodity futures as possible while maintaining the liquidity standards of the Index.

The Index seeks to achieve diversified exposure via:

■	Exposure to 34 commodities (based on most recent annual determination)
■	Monthly rebalancing
■	Investing in equal units across multiple delivery periods in each commodity
■	An extended roll period

Index Performance (July 1, 2009 to March 31, 2014)

The above graph sets forth the historical performance of the Index and the Dow Jones UBS Total Return Index from the index inception date of July 1, 2009 through December 31, 2013. Historical performance is not indicative of future performance. The above graph does not include the investor fee associated with the ETNs, which will reduce the amount of the return on the ETNs at maturity or upon repurchase by Credit Suisse.

For More Information
ETN Desk: 212 538 7333	Email: ETN.Desk@credit-suisse.com	Website: www.credit-suisse.com/etn

Index Overview

■	Based on the most recent annual determination, the Index comprises 34 commodities that are intended to reflect overall global commodity exposure.
■	The Index is rebalanced monthly in an effort to ensure that actual commodity exposure remains close to target investment weights.
■	The Index invests in contracts that fall within the first three months of the futures curve in an equal number of contracts, spreading exposure across multiple delivery periods and resulting in between 67 and 108 different futures contracts being included in the index at any time.
■	In an effort to potentially reduce market impact, the Index uses a 15-business day roll period to roll out of expiring contracts and into new contracts.

Sector Allocations*

*Target weights as of the 2014 annual rebalance; rounded to two decimals for ease of analysis

Selected Investment Considerations

–	The ETNs do not have a minimum payment at maturity or daily repurchase value and are fully exposed to any decline in the Index. Furthermore, the return at maturity or upon repurchase will be reduced by the fees and charges associated with the ETNs. Therefore, the level of the Index must increase by an amount sufficient to offset the applicable fees and charges.
–	You will not receive any periodic interest payments on the ETNs.
–	Although the return on the ETNs will be based on the performance of the Index, the payment of any amount due on the ETNs, including any payment at maturity, upon early redemption or acceleration, is subject to the credit risk of Credit Suisse. Investors are dependent on Credit Suisse’s ability to pay all amounts due on the ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the ETNs prior to maturity.
–	We have listed the ETNs on NYSE Arca under the symbol “CSCB”. We expect that investors will purchase and sell the ETNs primarily in this secondary market. We have no obligation to maintain this listing on NYSE Arca or any listing on any other exchange, and may delist the ETNs at any time.
–	The indicative value is not the same as the closing price or any other trading price of the ETNs in the secondary market. The trading price of the ETNs at any time is the price at which you may be able to sell your ETNs in the secondary market at such time, if one exists. The trading price of the ETNs at any time may vary significantly from the indicative value of such ETNs at such time. Before trading in the secondary market, you should compare the indicative value with the then-prevailing trading price of the ETNs.
–	Commodity prices are characterized by high and unpredictable volatility, which could lead to high and unpredictable volatility in the Index. Market prices of the notional commodity futures contracts that comprise the Index tend to be highly volatile. Commodity market prices are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but are subject to rapid fluctuations based on numerous factors, including changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies.
–	The ETNs will reflect the return on the Index, which provides notional exposure to futures contracts and not physical commodities or their spot prices. Price movements in futures contracts on commodities may not correlate with changes in the spot prices of commodities.
–	As an owner of the ETNs, you will not have rights that holders of the commodity futures contracts which comprise the Index may have. Investment in the ETNs is not a pass-through investment in futures contracts.
–	We have the right to accelerate your ETNs in whole or in part at any time. The amount you may receive upon an acceleration by Credit Suisse may be less than the amount you would receive on your investment at maturity or if you had elected to have us repurchase your ETNs at a time of your choosing.
–	Tax consequences of the ETNs are uncertain and potential investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the ETNs.
–	We and our affiliates play a variety of roles in connection with the issuance of the ETNs, including acting as Calculation Agent and as agent of the Issuer for the offering of the ETNs, and hedging our obligations under the ETNs. The Calculation Agent will, among other things, decide – the amount of the return paid out to you on your ETNs at maturity or upon redemption or acceleration. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the ETNs.

An investment in the ETNs involves significant risks. The selected investment considerations herein are not intended as a complete description of all risks associated with the ETNs. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and Prospectus dated March 23, 2012, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or dealer participating in an offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access the applicable pricing supplement related to the ETNs discussed herein on the SEC website at: http://www.sec.gov/Archives/edgar/data/1053092/000089109213005275/e54086_424b2.htm

You may access the prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.

Copyright © 2014. Credit Suisse Group AG and/or its affiliates. All rights reserved.

For More Information ETN Desk: 212 538 7333	Email: ETN.Desk@credit-suisse.com	Website: www.credit-suisse.com/etn